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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~IIA~~
PART III

SEC FILE NUMBER
8-31296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameritas Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 "O" Street
(No. and Street)

Lincoln	NE	68510-2234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald Q. Herbert (402)-325-4018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Ste 3100	Omaha	NE	68102-9706
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Gerald Q. Herbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Chief Financial Officer - Subsidiaries

Title

Notary Public

GENERAL NOTARY - State of Nebraska
CAROL WITHERSPOON
My Comm. Exp. January 25, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 15,756,587
Cash segregated under federal and other regulations	30,889
Clearing account deposit with broker dealer	120,000
Receivables:	
Affiliates	195,387
Commissions	4,126,707
Securities sold	4,277,423
Other	316,121
Securities owned:	
Marketable, at fair value	19,087,887
Municipal warrants, at fair value	165,572
Current income taxes	211,582
Other assets	862,353
Deferred income taxes	10,687,235
Software, net of accumulated amortization of $1,294,064	119,204
Total Assets	$ 55,956,947
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payables:	
Affiliates	$ 952,796
Commissions	3,878,599
Other	2,226,466
Accrued salary and salary related expenses	2,662,263
Securities sold, not yet purchased, at market value	10,181
Current income taxes	54,799
Deferred clearing firm credit	4,056,000
Deferred compensation liabilities	20,555,420
Total Liabilities	34,396,524
COMMITMENTS AND CONTINGENCIES (Note 8 & 10)	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 300,007 shares	30,001
Additional paid-in capital	18,607,330
Retained earnings	2,923,092
Total Stockholder's Equity	21,560,423
Total Liabilities and Stockholder's Equity	$ 55,956,947

The accompanying notes are an integral part of this financial statement.

AMERITAS INVESTMENT CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreement with National Financial Services LLC (NFS). The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The Company is a wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Mutual Holding Company (AMHC).

USE OF ESTIMATES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities, including money market mutual funds, with a maturity of less than three months when purchased to be cash equivalents.

RECEIVABLES

All accounts receivable are deemed to be collectible therefore no allowance for uncollectible accounts is recognized.

SECURITIES OWNED

Marketable securities are recorded at fair value as determined using an independent pricing source and municipal warrants are recorded at fair value as estimated by management.

SOFTWARE

Software is carried at cost less accumulated amortization.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities are recorded on a trade date basis.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

DEFERRED CLEARING FIRM CREDIT

During 2013, the Company executed an Amended and Restated Fully Disclosed Clearing Agreement (Agreement) with NFS. In accordance with the terms of the Agreement, AIC received a $4,000,000 Correspondent Business Development Credit (Credit) and a $2,500,000 Termination Credit (Termination Credit).

The Credit was granted to offset expenses incurred by the Company in aligning itself to conduct its brokerage business on a fully disclosed basis with NFS by March 31, 2014. The Termination Credit was granted to offset termination fees incurred by the Company from the termination of its fully disclosed clearing agreement with another clearing firm. On March 28, 2014, the Agreement was amended to allow the Company to conduct a limited portion of its existing brokerage business on a fully disclosed basis with RBC.

At December 31, 2016, the Company had a Deferred Clearing Firm Credit of $4,056,000.

INCOME TAXES

The Company joins in the filing of a life/non-life consolidated federal income tax return with AMHC. Consolidated tax results are distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2016 through the date the financial statements were issued.

ACCOUNTING PRONOUNCEMENTS

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements—Going Concern*. The guidance requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). If conditions or events exist that raise substantial doubt about an entity's ability to continue as a going concern, the guidance requires disclosure in the financial statements. The guidance is now effective and does not have a material impact on the financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The new standard will require all leases with terms greater than 12 months, whether finance or operating, to be recorded on the balance sheet, reflecting a liability to make lease payments and a right-to-use the underlying asset for the lease term. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach by recording a cumulative effect adjustment to equity as of the beginning of the fiscal year of adoption. The guidance will be effective for the annual period ending after December 15, 2018, and for annual periods and interim periods thereafter. Early application is permitted. The Company is in the process of evaluating this standard and its impact on the Company's financial statements.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the SEC.

3. SECURITIES OWNED

Securities owned consist of the following:

	At fair value December 31, 2016
Equity securities	$ 18,525,554
Municipal bonds	493,708
Real estate investment trusts	68,625
Securities owned: Marketable	19,087,887
Municipal warrants	165,572
Total securities owned	$ 19,253,429

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC and Ameritas Life Insurance Corp. of New York (Ameritas-NY) which are affiliates. The Company is the underwriter for variable life insurance and variable annuity policies issued by ALIC and Ameritas-NY for which the Company collects a fee. Through December 30, 2016 the Company was also a distributor for Calvert Funds, an affiliated mutual fund company, subsequently the Calvert Fund assets were sold and are no longer affiliated with the Company. The Company also receives investment advisory fees for portfolio monitoring and asset allocation services and distribution fees on funds managed by Ameritas Investment Partners, Inc. (AIP) which is an affiliate.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Receivables and payables related to these activities are reflected in the Statement of Financial Condition as Receivables: Affiliates and Payables: Affiliates.

The Company obtained a $25 million revolving line of credit from AHC on May 4, 2016. There were no borrowings against the line at December 31, 2016. The initial term of the line of credit ends on September 1, 2018 unless otherwise terminated pursuant to the Agreement. The Agreement will then be automatically renewed for successive one year terms unless either Party provides written notice of non-renewal.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1. At December 31, 2016, the Company had net capital of $8,589,693 which was $7,667,632 in excess of required capital of $922,061 and its net capital ratio was 1.61 to 1.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. The assets and liabilities of this Plan are held by AHC. The Company's employees and agents also participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries.

The Company's employees also participate in the post-retirement benefit plan (the Postretirement Plan) providing group medical coverage to retired employees of AHC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. The assets and liabilities of this Plan are held by AHC.

The Company sponsors a non-contributory deferred compensation plan covering eligible employees. Benefits are based on the average of the participant's compensation over their career and are deferred until eligibility for disbursement is earned for length of service. The Company also sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in these plans direct the Company as to how to invest their deferred earnings. Based upon these instructions, deemed earnings or losses are credited to participants' plan balances. These plans are unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. The Company's liability under these plans is presented as Deferred compensation liabilities in the Statement of Financial Condition.

On June 1, 2015, the Company expanded its Public Finance business by opening a new office in Kansas City. As part of this expansion, the Company provided a conditional sign-on bonus agreement for the individuals joining the Kansas City Public Finance group of $580,000. This bonus is repayable to the Company if the service period is not completed. At December 31, 2016 the balance remaining is $417,832 and is recorded in Other assets on the Statement of Financial Condition.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2016, the Company's deferred tax assets relate primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $11,779,507 as of December 31, 2016. Gross deferred tax liabilities were $1,092,272 as of December 31, 2016.

The Company has no liability recorded for uncertainty in income taxes or for interest and penalties as of December 31, 2016. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2012.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2016 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal and regulatory matters from time to time. At December 31, 2016, the Company had six client claims. The client claims maintain that the Company's registered representatives acted improperly with the claimants' investments. In aggregate, at December 31, 2016 the exposure to claims totals approximately $6,580,000. Based upon the nature of the customer claims and the advice of legal counsel, the Company has determined that there is a remote probability of loss.

Management is of the opinion that there are no regulatory actions, with the exception of a possible fine from FINRA related to supervision of L-Shares, which would result in the possibility of a loss that is material to the financial position, results of operations, net cash flows or net capital of the Company. On December 31, 2015, the Company received notice from FINRA that during their 2015 cycle examination, they found that the Company did not develop and implement an adequate supervisory system and procedures addressing the sale of multi-class variable annuities, including L-shares. It is reasonably possible that a fine from FINRA will be assessed against the Company, but the amount is not reasonably possible to estimate.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2016, unsecured amounts in accounts introduced by the Company were not material. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statement of Financial Condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

9. FAIR VALUE MEASUREMENTS

Fair value measurement guidance requires that financial assets and liabilities carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable.

9. FAIR VALUE MEASUREMENTS, (continued)

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

2. Securities owned: Equities – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

3. Securities owned: Municipal bonds and real estate investment trusts – Classified as Level 2 as the fair values are based on quoted market prices for similar assets.

4. Securities owned: Municipal warrants – Categorized as Level 3 as internal valuations are used to value the Company's municipal warrants investments and significant inputs are unobservable.

Municipal warrants (warrants) held by the Company are fixed maturity debt instruments issued by municipalities in the state of Nebraska. Warrants are not traded via exchanges. Transactions in warrants historically take place at cost and regular bids from other broker dealers are not available. Warrant new issue market rates and the financial condition of the issuing municipality are the primary inputs used in arriving at the fair value measurements of warrants. If in the judgment of the Company an issuing municipality's financial condition presents indicators of financial stress, the Company performs a discounted cash flow adjustment to the cost basis of any of the municipality's warrants that it owns. The discount rate used by the Company utilizes the observable corporate bond market to quantify credit risk, adjusts that spread to a tax-exempt credit spread, and applies the adjusted credit spread to the warrant new issue market rate. The following table presents quantitative information about significant unobservable inputs used by the Company to determine the fair value of warrants.

Year	Fair Value	Valuation Technique	Unobservable Input	Low	High
2016	$165,572	Discounted cash flow	Discount rate	12.4%	18.2%

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, the Company has not recorded a guarantee in the Statement of Financial Condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

9. FAIR VALUE MEASUREMENTS, (continued)

Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market mutual funds and equity securities. Equity securities consist of common stocks, mutual funds and exchange traded funds.

- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company's Level 2 assets include: Municipal bonds and real estate investment trusts.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants.

The following table summarizes assets measured at fair value on a recurring basis by the hierarchy levels described above as follows:

	December 31, 2016			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash equivalents	$2,063,542	$ -	$ -	$ 2,063,542
Securities owned: at fair value				
Equity securities	18,525,554	-	-	18,525,554
Municipal bonds	-	493,708	-	493,708
Real estate investment trusts	-	68,625	-	68,625
Municipal warrants, at fair value	-	-	165,572	165,572
Total assets accounted for at fair value	$20,589,096	$ 562,333	$ 165,572	$21,317,001

Transfers – During 2016, there were no transfers between levels.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Ameritas Investment Corp. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ameritas Investment Corp. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

AMERITAS INVESTMENT CORP.

(SEC I.D. No. 8-31296)

Statement of Financial Condition as of December 31, 2016 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT